SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Superior Essex Inc.

(Name of Subject Company)

Superior Essex Inc.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

86815V105

(CUSIP Number of Class of Securities)

Barbara L. Blackford

Executive Vice President, General Counsel and Secretary

150 Interstate North Parkway

Atlanta, Georgia 30339

(770) 657-6000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Richard D. Katcher

Eric S. Robinson

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on July 1, 2008 by Superior Essex Inc., a Delaware corporation (the “Company”), and relates to the offer by Cyprus Acquisition Merger Sub, Inc., a Delaware corporation (“Purchaser”) and indirect subsidiary of LS Corp., a corporation organized under the laws of the Republic of Korea and formerly known as LS Cable Ltd. (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price of $45.00 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3. Past Contracts, Transactions, Negotiations and Arrangements

The information set forth in Item 3 is hereby amended and supplemented by adding the following paragraph at the end of the subsection “(a) Arrangements with Directors and Executive Officers of the Company—Amended and Restated Employment Agreements between the Company and each of Stephen M. Carter, David S. Aldridge, Justin F. Deedy, Jr. and Barbara L. Blackford”:

On July 30, 2008, Parent and its subsidiary LS Cable Ltd. entered into a guarantee agreement with each of Messrs. Carter, Aldridge and Deedy and Ms. Blackford to guaranty the Company’s obligations under each of the Amended and Restated Employment Agreements. The form of guarantee agreement is attached hereto as Exhibit e(10) and is incorporated herein by reference.

Item 8. Additional Information.

The information set forth in Item 8 is hereby amended and supplemented by adding the following at the end thereof:

On Thursday, July 31, 2008, Parent and its subsidiary LS Cable Ltd. announced that the Offer expired at 5:00 p.m., New York City time, on Wednesday, July 30, 2008. According to the depositary for the Offer, approximately 17.29 million Shares were tendered pursuant to the Offer and not withdrawn, representing approximately 86.9% of the outstanding Shares. An additional 1.43 million Shares were tendered pursuant to notices of guaranteed delivery. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn on or prior to the expiration of the Offer.

Purchaser has elected to provide a three business day “subsequent offering period” for the Offer, under which holders of Shares who have not previously tendered their Shares may tender their Shares until 5:00 p.m. (New York City time) on Monday, August 4, 2008. Holders of Shares who have not already tendered their Shares may do so at any time before the expiration of the subsequent offering period. All Shares validly tendered during the subsequent offering period will be immediately accepted and payment of $45.00 per Share, without interest and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws, will be made promptly after acceptance in accordance with the terms of the Offer. This amount is the same consideration that Purchaser will pay for Shares tendered into the Offer, which expired on July 30, 2008. No Shares tendered into the subsequent offering period may be withdrawn after having been tendered.

On July 31, 2008, Parent, LS Cable Ltd. and the Company issued a press release relating to the subsequent offering period. A copy of the press release is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)	Joint Press Release, issued by Parent, LS Cable Ltd. and the Company, dated July 31, 2008 (incorporated herein by reference to Exhibit (a)(1)(J) of Amendment No. 2 to Schedule TO filed with the SEC by Purchaser and Parent on July 31, 2008).

(e)(10)	Form of Guarantee Agreement

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

SUPERIOR ESSEX INC.

By:	/s/ David S. Aldridge
David S. Aldridge, Executive Vice President,
Chief Financial Officer and Treasurer

Dated: July 31, 2008